UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 11, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek Plans to Aggressively Pursue an Appeal in Litigation Case

Camtek Won on the Contempt Allegations

MIGDAL HAEMEK, Israel – February 11, 2015 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) reported today that the Minnesota Court ruled in favor of Rudolph Technologies, Inc. in its long-time patent infringement case against Camtek. The Court reinstated the damages originally awarded, which total, including interest, approximately $14.5 million as well as the injunction in connection with sales of the Falcon systems in the United States until the expiration of plaintiff’s patent. However, the court also accepted Camtek's position and will accordingly vacate the contempt order and sanctions award, in the amount of approximately $650k.

Rafi Amit, Camtek’s CEO said, “Although we are disappointed with this latest ruling in the case, we view it as merely another step in this legal process which has been ongoing for a very long time now. We aim to continue to aggressively defend Camtek’s rights and believe that we will be successful in the court of appeal in Washington D.C. and once again overcome the Minnesota district court's judgment, which we feel is incorrect.”

“As we clarified in our announcement yesterday, the Falcon systems have not been sold in the U.S. for a number of years now and therefore any limitations on the sale of such systems in the U.S. will have no effect whatsoever on the Company's revenues, ” continued Mr. Amit.  “I expect Camtek will continue to be a market leader, bringing value to its shareholders and customers alike."

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer's latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries. Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il.

Safe Harbor with Regard to Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.